Mail Stop 0510

      April 11, 2005

By U.S. Mail and facsimile to 44 1276 807652

Ms. Amanda Sumner
The BOC Group plc
Chertsey Road, Windlesham
Surrey, GU20 6HJ United Kingdom

Re:	The BOC Group plc
	Form 20-F for the year ended September 30, 2004
      File No. 0-10906


Dear Ms. Sumner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 20-F FOR THE YEAR ENDED SEPTEMBER 30, 2004

Item 3.A. - Key Information - Selected Financial Data

1. We note the sections of your Annual Report that are
incorporated
by reference.  While you have provided the information required under
Item 3.A.2. of Form 20-F under UK GAAP, you do not appear to have provided the US GAAP equivalent for any of these measures, except for net income and shareholders` funds in Note 30.  As indicated in the
minutes to the AICPA International Practices Task Force July 15,
2003
meeting, specifically Agenda Item 12, the SEC staff confirmed that if any amount required to be presented in selected financial data on a primary GAAP basis is different on a US GAAP basis, then the corresponding amount under US GAAP should also be shown. Please revise future filings accordingly.

Item 5 - Operating and Financial Review and Prospects

Item 5.A. - Operating Results

2. We note your operating review, beginning on page 34 of your Annual
Report. In future filings, when you discuss the reasons for the changes in your results from year to year, please quantify the impact of each reason that you provide, if possible. For those segments where you discuss the results by geographic region, please quantify the results contributed by each geographic region to provide your readers with insight into the relative importance of each region to your results.

Item 5.B. - Liquidity and Capital Resources

3. Please revise future filings to provide an analysis of the sources and uses of your cash flows in accordance with Item 5.B.1(b) of Form
20-F.  Also refer to Release 33-8350.

4. We note that your tabular debt maturity profile does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-
8350.

Critical Accounting Policies - Retirement Benefits

5. Notwithstanding your belief that it would be impracticable and potentially misleading to give any approximate impact on annual Group operating profit of a change in any one assumption in isolation, we believe that this information is necessary for a reader`s understanding of this critical accounting policy. Please provide such information in future filings. We believe your discussion of the fact that there are a number of elements used in the assumptions, that they vary for the different countries in which the Group operates, and that there may be an inter-dependency between some assumptions is a helpful reminder to readers that they should not view the impact of a change in individual assumptions in isolation.





Item 18 - Financial Statements for the Year Ended September 30,
2004

Accounting Policies - Revenue Recognition

6. On page 18 of your Annual Report you indicate that tonnage customers are usually supplied on the basis of long-term contracts, typically containing a fixed facility charge together with a variable charge for product supplied in excess of a set minimum. Tell us supplementally and, to the extent revenue recognized from these customers is material, disclose in future filings your revenue recognition policy related to these long-term contracts. Tell us the
US GAAP authoritative literature you relied on.

7. On page 18 of your Annual Report you indicate that product in liquid form are delivered into special storage vessels installed at customer premises and that the vessels are often owned by the company. Tell us supplementally and, to the extent revenue recognized from product delivered in liquid form is material, disclose in future filings your revenue recognition policy related to these products, including the rental of the storage tanks. For US GAAP purposes, refer to EITF 01-8 and EITF 00-21. Tell us what accounting literature you were relying on before the effective dates of EITF 01-8 and 00-21.

8. Tell us the nature of your long-term contracts that are accounted for under the percentage of completion. Confirm supplementally that for US GAAP purposes, the nature of such contracts is consistent with those covered by SOP 81-1. In addition, for US GAAP purposes, disclose the method of measuring progress toward completion and confirm that "foreseeable" losses are the same as "anticipated` losses under SOP 81-1.

Accounting Policies - Provisions

9. You indicate that provisions are made when an obligation exists for a future liability in respect of a past event and where the obligation can be reliably estimated. Confirm supplementally and clarify in future filings that this policy is substantially the same as the requirement under paragraph 8 of SFAS 5 for US GAAP purposes
(i.e. probable that an asset has been impaired or a liability has been incurred and that the amount of loss can be reasonably estimated).

Note 8(a) - Pensions and Other Retirement Benefits - UK GAAP Group

10. You indicate that surpluses in the South African plans have been written off in the statement of total recognized gains and losses in accordance with FRS 17. Disclose the amounts written off in future filings. In addition, we do not see mention of this write off in the discussion of UK GAAP and US GAAP differences under pension accounting in Note 30. Tell us how these surpluses are accounted for under US GAAP. Provide us the specific authoritative literature you relied on.


Note 13 - Fixed Assets - Investments

11. Tell us supplementally and clarify in future filings what is meant by "directors` valuation" with regard to the book value of your unlisted securities. Address whether this valuation results in a US
GAAP reconciling item.

Note 22 - Provisions for Liabilities and Charges

12. We note your disclosures and have the following comments:

* We note from elsewhere in the filing that your environmental provisions primarily relate to your businesses in the US and that the
US Environmental Protection Agency has named you as a potentially responsible party for clean-up costs. You also indicate that based on the information available management believes that it is unlikely that any costs incurred will have a material impact on the financial position of the Group. Please note that if it is reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to SAB Topic 5Y for additional disclosure requirements for US GAAP purposes.

* We read that your other provisions principally relate to warranty and legal obligations. In future filings please provide the warranty disclosures required by paragraph 14 of FIN 45 for each period presented.

Note 25(b) - Financial Commitments - Other Commitments

13. Please tell us, and revise future filings to briefly explain, what you have committed to purchase under take-or-pay contracts. Also tell us, based on the contract terms of these take-or-pay contracts, whether they meet SFAS 133`s definition of a derivative instrument. If so, also provide the disclosures required by SFAS 133.

Note 26(b) - Contingent Liabilities and Legal Proceedings - Legal
Proceedings

14. We note your reference to insurance as a mitigating factor in the effect that these lawsuits could have on your financial statements.
In future filings, please disclose your accounting policy for recording recoveries from insurance. Address any differences between
US and UK GAAP. Additionally, if you recover settlements for unfavorable verdicts from your insurance, please disclose that fact.




Note 30 - US Accounting Information

Note 30(a) - Summary of Differences between UK and US Generally
Accepted Accounting Principles and Other US Accounting Information

Goodwill and Other Intangible Assets

15. We note that for UK GAAP purposes, negative goodwill is capitalized and amortized on a straight line basis. We also note negative goodwill of joint ventures reflected in Note 13 - Fixed Assets - Investments. Clarify for us supplementally and revise future filing to indicate why no US GAAP reconciling information is required for this apparent difference in GAAP. Refer to paragraphs
44 and 45 of SFAS 141.

Financial Instruments

16. We note your disclosures concerning financial instruments here and in Note 21. Please revise future filings to clarify if all of your hedges seen in Note 21 qualify for hedge accounting under US
GAAP.

Note 30(c) - Reconciliation of Net Profit

17. We note that in Note 28(c) - Acquisitions and Disposals - Exchange of Business, your determination of the unrealized profit on disposal of a subsidiary took into consideration negative goodwill credited on disposal of a subsidiary. We also note the 8.2 million unrealized profit that was reflected in the statement of total recognized gains and losses for UK GAAP purposes and net income for
US GAAP purposes. Given the difference in accounting for negative goodwill under UK and US GAAP, help us to understand the appropriateness of the gain recognized for US GAAP purposes.

18. Please revise future filings to more clearly explain any reconciling items related to the disposal of your businesses. Specifically, tell us supplementally and revise future filings to clarify why you show a (20.7) million reconciling item related to the disposal of a subsidiary in 2003 and a 39.9 million reconciling item related to the disposal of the US packaged gas business in 2004.

Note 30(g) - Stock-Based Compensation

19. We read your discussion of employee share schemes here and in
Note 7(a). If stock or stock options have been granted to these schemes at a discount, please revise future filings to disclose the discount for each year for which you present financial statements. Address for us supplementally whether such discount would require compensation recognition under US GAAP. Refer to SFAS 123.


Note 30(j) - Recently Issued Accounting Pronouncements not yet
Implemented

20. Please revise future filings to provide all disclosures required by SAB Topic 11M.

*	*	*
Closing Comments

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 824-
5259
or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at
(202) 942-1835 or the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief
Ms. Amanda Sumner
April 11, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE